Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

October 20, 2010

VIA EDGAR AND FEDEX
Duc Dang, Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Apple REIT Ten, Inc.
Amendment No. 1 to Registration Statement
on Form S-11 Filed October 20, 2010
File No. 333-168971

Dear Mr. Dang:

          We are responding on behalf of our client, Apple REIT Ten, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, dated September 22, 2010. Simultaneously with the submission of this letter, we are filing Amendment No. 1 to the Company’s Registration Statement on Form S-11 (“Amendment No. 1”).

          This letter, together with Amendment No. 1, respond to the comments in your letter dated September 22, 2010. Amendment No. 1 is marked to show changes from the Company’s Registration Statement filed August 20, 2010. A copy of the marked document is included with the copy of this letter being delivered to you.

          This letter repeats the comments from your letter of September 22, 2010, together with responses on behalf of the Company.

Almaty  |  Atlanta  |  Baltimore  |  Brussels  |  Charlotte  |  Charlottesville  |  Chicago  |  Jacksonville  |  London  |  Los Angeles
New York  |  Norfolk  |  Pittsburgh  |  Raleigh  |  Richmond  |  Tysons Corner  |  Washington, D.C.   |  Wilmington

October 20, 2010

General

1.

We note on page 115 that you have not authorized the use of supplemental literature in connection with this offering. Please note that any sales literature, whether written or unwritten, that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

We thank the staff for this comment and reminder. The Company has no proposed sales literature to submit at this time, but it is aware of the requirements summarized in your comment and of the requirements in Industry Guide 5.

2.

Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

A copy of the Company’s “logo” was filed (via EDGAR) with the original registration statement on August 20, 2010. All logos, charts and graphics were separate files included with the Company’s initial filing. In the event there are any additional graphics, maps, photographs, related captions or artwork in the future, the Company will provide the staff with copies of such materials.

3.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed unit redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your unit redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Thank you for this comment and information.

Prospectus Cover Page

4.	It appears that your cover page currently exceeds one page. Please revise to limit the disclosure on this page to one page. Please refer to Item 501(b) of Regulation S-K.

The cover page of the prospectus has been revised to fit on one page.

October 20, 2010

5.	Revise your sixth bullet point to clarify, if true, that you may pay distributions from sources other than cash flow from operations, including offering proceeds and debt.

The requested disclosure has been added to the current filing.

6.	Please revise the fourth bullet point to remove the excess details that are more appropriate for later in the document.

The fourth bullet point has been revised to remove excessive detail.

7.

We note that your charter places some restrictions on the transferability of your common stock. Please include a statement on the cover page that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11.

The requested disclosure has been added to the cover page of the current filing.

Summary, page 1

8.

We note that none of the entities that will serve as your advisors or property managers have any assets or operations. Please revise to clarify whether their duties and responsibilities have been contracted out to Apple Fund Management (“AFM”) or any other parties. If so, briefly discuss such relationships here, expand on such disclosure in the appropriate section, and file any agreements controlling such relationships. Also, please revise to discuss the business purpose of not entering into advisory, management, and operating agreements with the entities that will actually provide the advisory, management, and operating services.

The requested disclosure has been added to the current filing.

Conflicts of Interest, page 7

9.	Please revise to limit the amount of detail provided in this summary subsection.

This summary section has been revised to remove excessive detail.

Liquidity, page 10

10.	Please revise to clarify if you are required to disclose and explain your decision to not pursue a liquidity event seven years after the closing of your initial offering.

October 20, 2010

The Company does not believe it has an obligation to disclose its decision not to pursue a liquidity event seven years after the closing of its initial offering. However, the Company will comply with its obligation to disclosure material events as required under the securities laws and expects to send regular communications to its shareholders. Disclosure to this effect has been added to the current filing.

Investment and Distribution Policy, page 10

11.	Please revise to describe all potential sources for distribution payments, in addition to cash generated from operations and offering proceeds

The requested disclosure has been added to the current filing.

12.

We note that you intend on making monthly distributions starting one full month after the closing of this offering. Please revise to clarify that such initial distributions will not likely come from cash flow from operations since you will have just begun acquiring properties at that point.

The requested disclosures have been added to the current filing.

Borrowing Policy, page 11

13.	You disclose that your bylaws prohibit your total debt from exceeding 100% of the value of your assets at cost. Please revise to clarify that the 100% prohibition is based on your net assets.

The revised disclosure has been added to the current filing.

Compensation, page 11

14.	Please revise to provide the summary compensation disclosure in a tabular format, similar to the disclosure starting on page 40.

The requested tabular format has been added to the current filing.

15.

We note the disclosure on page 4 that your advisors will be reimbursed for “specified cost and expenses.” Please revise the appropriate sections to clarify that they will be reimbursed for all cost and expenses because they have no employees or capabilities to carry out their responsibilities.

The requested disclosures have been added to the current filing.

16.

We note that AFM will be reimbursed for the amount of time its employees devote to your operations. Please revise to discuss how rates associated with such time is determined. Also, please revise to clarify if your

October 20, 2010

reimbursements or other payments will go to the compensation of your members of management.

Disclosure responsive to this comment has been added to the current filing.

17.

It would appear that you will be paying for the services you receive under your advisory and management agreements by reimbursing your advisory entities for such services. As such, please revise to discuss the purpose of the advisory and management fees paid to Apple Ten Advisors and Apple Suites Realty and identify the services they are providing for such payments. If true, please revise to clarify that the fees payable to Apple Ten Advisors and Apple Suites Realty constitute profit to your sponsor and promoter since you are already compensating for the management services via reimbursements.

Disclosure responsive to this comment has been added to the current filing.

Unit Redemption Program, page 13

18.

We note that the Series A shares are automatically terminated upon the conversion of the Series B convertible preferred shares to common stock at Mr. Knight’s election. Please revise to clarify whether there are any changes in the repayment terms in the event that units are redeemed after such conversion takes place.

The revised disclosure has been added to the current filing.

Risk Factors

19.	Please revise to include a risk factor that addresses how the structure of your compensation arrangement incentives management to select properties that have a greater cost.

The Company believes that the existing risk factor which begins “The compensation to Apple Ten Advisors …” accurately identifies the potential risks associated with its compensation arrangement for selecting properties that have a greater cost. Provided below is the relevant language from the existing risk factor:

“Apple Suites Realty will receive a commission for each property purchased or sold based upon the gross purchase price of the properties we purchase. The total compensation to Apple Suites Realty is therefore dependent upon (1) the number of properties we purchase or sell and (2) the gross purchase or sale price of each property purchased or sold. Because the commission payable to Apple Suites Realty is determined by the gross purchase price of each property

October 20, 2010

purchased, Apple Suites Realty may encourage us to purchase highly-leveraged properties in order to maximize those commissions.”

We own no properties at this time …, page 16

20.

Please tell us how this risk factor addresses a risk that is separate from your first risk factor that highlights your lack of an operating history. Alternatively, please revise to combine the two risk factors.

Per the staff’s suggestion, the two risk factors have been combined in the current filing.

Our board of directors will decide when and whether …, page 17

21.	Please revise the subheading and the narrative to clarify the risk associated with the facts discussed here.

The requested revisions have been added to the current filing.

Neither Apple Ten Advisors nor Apple Suites Realty currently has employees, page 19

The compensation to Apple Ten Advisors and Apple Suites Realty, page 19

22.	Please revise these subheadings to clearly identify the associated risk.

The requested disclosures have been added the current filing.

Commissions, acquisition, advisory and other fees and expenses …, page 19

23.

Please tell us how this risk factor addresses a risk that is separate from the first full risk factor on page 18 that discusses the impact of compensation on shareholders’ return. Alternatively, please revise to combine the two risk factors.

Per the staff’s suggestion, the two risk factors have been combined in the current filing.

There are conflicts of interest with our chairman and chief executive officer …, page 20

24.

It appears several of the items discussed in this section address separate risks. Please revise to discuss the various conflicts disclosed here under separate subheadings. Please also provide a separate risk factor regarding the risk associated with the unsecured line of credit. Also, it appears that some of the risks described here are addressed in the only risk factor on page 21 discussing the amount of time management will spend towards other entities. Please revise to limit the use of repetition.

October 20, 2010

The requested revisions have been added to the current filing.

There are conflicts of interest with our advisor and broker …, page 20

25.	Please separately discuss the risks arising from your indemnification obligations under the advisory agreement.

The requested disclosures have been added to the current filing.

If we lose Mr. Knight or are unable to attract and retain the talent …, page 24

26.

The risk associated with your ability to retain key members of management appears to be a related but separate risk than the amount of time your officers are required to devote to your business. Please revise to discuss these items separately. Also, please note that other risk factors appear to have addressed the risk associated with the amount of time your management will devote to you.

The requested revisions have been added to the current filing.

The actual amount of proceeds available for investment …, page 26

27.

Please revise to clarify how this risk factor addresses a risk separate from the third risk factor on page 15 that discusses your thin capitalization. Alternatively, please revise to combine the two risk factors.

Per the suggestion of the staff, the two risk factors have been combined in the current filing.

Under our articles of incorporation and the advisory agreement …, page 29

Our articles and bylaws contain antitakeover provisions and ownership limits …, page 30

Virginia antitakeover statutes may also impede or prevent attempts …, page 31

28.

Please note that risk factors should be brief. To the extent additional detail is needed, such detail should be included with your business disclosure. Please revise your risk factors to provide brevity. Please review the above-referenced sections and revise your disclosure accordingly.

The abovementioned request factors have been reviewed and revised to address the concerns and comments of the staff.

The current financial and economic crises …, page 33

October 20, 2010

29.

The risk related to the pervasive impact of current economic conditions is a generic risk applicable to any public company. Please revise this risk factor so that it speaks to a discrete risk or consider removing it.

Per the suggestion of the staff, this risk factor has been removed from the current filing.

Hotel Risk Factors

We will be subject to the risks of hotel operations, page 33

30.

Refer to the bulleted list under this risk factor. Please note that some of the listed items are already discussed in separate risk factors. To the extent these risks have not been discussed elsewhere in this section, please break out these risks into separate risk factors, each with its own subheading, and specifically discuss the risk to your business posed by each factor. Please note that this comment applies to the other risk factors that contain lists identifying multiple risks, including those on pages 36 and 37.

The abovementioned risk factors have been reviewed and revised to address the concerns and comments of the staff.

Although we have not identified any of the specific types …, page 37

31.

The disclosure under this subheading does not sufficiently address a discreet risk related to your business. Please revise your heading so that the risk described hereunder properly reflects a specifically identified risk.

This risk factor has been revised in the current filing.

Use of Proceeds, page 38

32.	Please revise footnote 2 to include the unsecured line of credit, if applicable.

The requested revision to footnote 2 has been made in the current filing

Compensation, page30

General

33.	Please revise the fee table to include the offering expenses reimbursable to David Lerner Associates as a separate line item.

The requested revision to the fee table has been made in the current filing.

Advisory Agreement, page 42

October 20, 2010

34.

We note that you calculate the asset management fee payable to your advisor based on the ratio of your modified funds from operations to the offering proceeds. Please revise to discuss the calculation you will use to determine MFFO and the resulting asset management fee.

Under the referenced subsection, on page 43 of the original filing, the prospectus currently includes a definition for and discussion of MMFO. Thus, in an attempt to avoid repetitive disclosure, the Company believes this comment is satisfied with the existing language in the prospectus. Provided below is the responsive disclosure from the prospectus:

“The percentage used to calculate the asset management fee is based on the return ratio, calculated on a per annum basis, for the calendar year. The return ratio for a calendar year is the ratio of our modified funds from operations for that year to the cumulative amount raised through all of our offerings through and including the year in question. Modified funds from operations means net income (computed in accordance with generally accepted accounting principles), excluding gains on sales of depreciable property, plus depreciation and amortization of real estate property used in operations, less preferred dividends and after adjustments for unconsolidated partnerships and joint ventures, but allows for adding back non-recurring items which are not indicative of on-going performance. Modified funds from operations does not represent cash flow from operating, investing or financing activities in accordance with GAAP and is not indicative of cash available to fund all of our cash needs.”

Reimbursement Compensation under the Advisory Agreement and Property

Acquisition/Disposition Agreement, page 43

Reimbursements to Apple Ten Advisors and Apple Suites Realty, page 43

35.	Please also clarify whether there are any limitations to these reimbursement amounts for direct costs incurred on your behalf.

The requested disclosures have been added to the current filing.

Conflicts of Interest

Series B Convertible Preferred Shares, page 47

36.	Please supplement your current disclosure under this subheading to clarify that Mr. Knight, as a result of his controlling interest in your advisor, may

October 20, 2010

terminate the Advisory Agreement at any time and thereby effect the conversion of the Series B convertible preferred shares.

The requested disclosure has been added to the current filing.

Transactions with Affiliates and Related Parties, page 48

37.

We note that prior to the effective date of your registration statement, the board of directors will adopt a policy that requires a majority of the disinterested directors serving on the board of directors to review and approve in advance certain related party transactions as well as any material agreements or arrangements between the company and its affiliates. Please tell us whether there are any related party transactions that would not require approval from the board of directors in advance. If so, please expand your disclosure to discuss such transactions.

The related party transactions described in the prospectus will not also require approval by a majority of disinterested directors or the entire board of directors.

Competition Between Us and Mr. Knight …, page 49

38.

We note that you plan to undertake efforts to ensure that Apple Fund Management has sufficient personnel to devote to your operations. Please revise to explain the process for monitoring your needs. Please also explain whether the conflicts committee has established any procedures to ensure such needs are met.

The Company does not have a standing conflicts committee. The Advisor, under the terms and conditions of the Advisory Agreement, is legally obligated to provide the necessary staff and personnel to meet the operational needs of the Company.

Borrowing Policies, page 54

39.

Please provide more detailed disclosure regarding the interim borrowings that you plan to utilize to purchase properties. Please also revise to disclose any specific sources for such borrowings and discuss the status of any negotiations.

Disclosure responsive to this comment has been added to the current filing.

Investment Objectives and Policies

Investments in Real Estate or Interests in Real Estate, page 53

October 20, 2010

40.	Please quantify what you mean by “acceptable investment returns.” Please also better explain your process for identifying assets that you believe will provide such returns.

The Company will rely on the expertise of Mr. Knight and his affiliates to identify the properties that will potentially result in favorable returns for our investors. As noted in the prospectus, this is a blind pool offering. Mr. Knight and his affiliates have not indentified any properties to purchase at this time. “Acceptable investment returns” will be evaluated by the Company using all relevant Company facts and circumstances, and inherently are not quantifiable.

Changes in Objectives and Policies, page 57

41.

We note from your risk factor disclosure on pages 6 and 27 that your board has significant latitude in setting and altering your investment and financing policies without unit holder vote. Please revise your current disclosure under this heading to explain whether your board is obligated to notify investors of any such changes and, if so, explain how you plan to disclose such changes to your investors.

The Company does not believe the board of directors has an obligation to notify investors of any modifications or changes in the Company’s investment and financing policies since this right and power is disclosed in the prospectus. However, the Company will comply with its obligations under the securities laws to disclosure material events, including but not limited to entering into material definitive agreements, completion of acquisition or disposition of assets or the creation of a direct financial obligation.

Business

Business Strategies, page 58

42.

Please tell us what types of hotels you identify as “distinctive brands” within your industry that you plan to target. Please also explain what constitutes “strong performing properties” in the markets that you plan to acquire.

As set forth in the prospectus, the distinct brands the Company currently intends to target are hotels or properties owned by Marriott International, Inc. or Hilton Worldwide. However, market conditions and other facts and circumstances could result in the Company focusing on other brands or franchise opportunities in the hotel industry.

The prospectus has been revised to remove the phrase “strong performing properties” in the current filing.

Management, page 62

October 20, 2010

General

43.

Please clarify if each named officer is employed by Apple Fund Management. Also, clarify if all officers that will provide services to you in connection with both the advisory and acquisition/disposition agreements are currently named in this section. If not, please revise to provide the disclosure required by Item 401 of Regulation S-K for such persons. With respect to your directors, briefly discuss, for each person, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

The requested disclosures have been added to the current filing.

44.	To the extent such disclosure is already provided for with your prior performance disclosure, please limit repeating such disclosure in this section.

Thank you for the comment. We reviewed the relevant sections and eliminated repetitive disclosures through the current filing.

Compensation Discussion and Analysis

Executive Compensation

General Philosophy, page 67

45.

On page 62, you disclose that your officers are not your employees. We also note disclosure throughout the various fees and reimbursements you will have to make. As such, please explain the purpose of granting compensation to senior management in light of the external advisory agreements and fees and reimbursements.

The requested disclosures have been added to the current filing.

Prior performance of Programs Sponsored by Glade M. Knight, page 74

Prior REITs

Cornerstone and Apple, page 74

46.

Please refer to second paragraph in the introduction to Section 8 of Industry Guide 5 and tell us why you have included the disclosure of experience with entities from beyond the last 10 years. Please also refer to Section 8.A.1 of Guide 5. Please provide a similar analysis regarding the prior partnerships disclosed on page 78.

October 20, 2010

The Company included information from beyond 10 years to provide potential investors with a complete and accurate history of the entities, partnerships and programs associates with Mr. Knight. Per the staff’s suggestions, the Company is removing this information to comply technically with Section 8 of Industry Guide 5.

Apple Hospitality Five, page 76

47.	Please revise to disclose the years in which the offering for this entity took place.

The requested disclosure has been added to the current filing.

Additional Information on …, page 77

48.

It is not clear if the summary provided here only relates to acquisitions from the most recent three years. Please clarify. Also, please revise to identify the locations of such purchases instead of referring to “selected metropolitan areas” and disclose the portions of the acquisitions that were financed with offering proceeds and debt. Please refer to Section 8.A.4 of Guide 5.

Based on discussions on October 12, 2010 between the undersigned and Mr. Gibson of the staff, the disclosure has been expanded and revised (i) to indicate that Table VI includes all properties acquired by a particular REIT since inception, and (ii) to list the states in which the various properties are located.

Principal and Management Shareholders, page 80

49.

Refer to your second bullet point under your description of events triggering the conversion of the Series B convertible preferred shares. Please revise to clarify that Mr. Knight may elect to terminate this agreement at any time, upon 60 days notice, per your disclosure on page 71. Please also make conforming changes to your description of the Series B convertible preferred shares on page 104.

The requested revisions have been added to the current filing.

Capitalization, page 95

50.

Clarify whether the Series B convertible preferred shares will be converted upon the consummation of this offering. The referenced clarificaton has been added to this footnote. If not and the conversion feature is triggered only upon the occurrence of a conversion event as described on page F-6 and throughout your document, please tell us what consideration

October 20, 2010

was given in discussing the terms of conversion for these shares in a footnote to your capitalization table.

The requested disclosure has been added to a footnote in the capitalization table. The issuance of the Series B convertible preferred shares to Glade M. Knight for an issuance price of $48,000 is part of his compensation as sponsor of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 96

51.	Please revise to discuss how long you expect it to take to invest offering proceeds in a portfolio of hotel and apartment properties.

Due the uncertainties associated with the duration of the offering and the amount of proceeds that may be raised in this offering, the Company believes it is impossible to predict how long it will take to invest offering proceeds in a portfolio of hotels and apartment properties.

Liquidity and Capital Resources, page 96

52.

Please also update your disclosure in this section and on page 54 to clarify how your investment objectives will be impacted if you do not secure interim borrowings. Please also revise to discuss the likely alternatives for satisfying your capital needs. Refer to Item 303(a)(1) of Regulation S-K.

The requested disclosures have been added to the current filing.

Plan of Distribution, page 99

53.

Please update the table in this section to include a separate line item for the offering expenses payable to this group and revise your narrative to discuss the nature of these expenses in greater detail.

The referenced disclosure has been revised.

Description of Capital Stock, page 103

54.

You state that your common and preferred shares will be “fully paid and non-assessable.” This statement is a legal conclusion that you are not qualified to make. As noted below, it appears your counsel has not opined on the legality of your common and preferred shares. Please attribute the noted disclosure to counsel or remove the statement from your disclosure.

The noted disclosure has been removed from the current filing.

Table I: Experience in Raising and Investing Funds, page 118

October 20, 2010

55.	Please revise to clarify that the line item “dollar amount raised” represents 100%.

The requested revision has been added to this table in the current filing.

56.

Please include the amount reimbursed to AFM for acquisition services as part of your acquisition cost, since it appears the acquisition fee payments do not cover the cost associated with the actual acquisition services. Alternatively, please tell us how the compensation arrangements between your sponsor and his prior programs are different than yours.

The acquisition fees do not include the reimbursement of costs to the sponsor for employee costs which are included as operating costs and reflected in Table II. Disclosure addressing this fact has been added to the footnote for Table I in the current filing.

Table II: Compensation to Sponsor and its Affiliates, page 119

57.

Please revise this table to include a section titled “amount paid to sponsor from operations,” which would include the “employee payroll and benefits” and the other line items listed in Table II of Appendix II of Guide 5.

The requested revisions have been added to this table in the current filing.

58.	Please add footnote disclosure to describe the “Reimbursements” and “Other Fees” line items in greater detail.

The requested revisions have been added to this table in the current filing.

Table III: Operating Results of Prior Programs, page 120

59.	To enhance readability, please provide a separate table for each prior program. Please refer to the example provided in Appendix II to Guide 5.

Thank you for the comment. This table has been updated in the current filing.

60.	For the years in which cash distributions to investors exceeded the amount of cash generated from operations, please include a footnote to disclose the source(s) used to fund such difference.

The Company believes that a footnote is not necessary because this information is already provided through the line items of Table III.

Part II – Information Note Required in Prospectus

October 20, 2010

Table VI: Acquisitions of Properties by Programs

61.

Please supplement your current disclosure under this subheading to provide cross-reference to information contained in the forepart of your prospectus regarding the prior performance information included here.

The requested revision has been added to this table in the current filing.

62.	Please provide additional line item disclosure to break down your total investment costs into separate components.

Based upon discussions between the undersigned and Mr. Gibson of the staff, a footnote has been added to indicate the components of the “Total Investment.”

Exhibit Index

63.	Please file your subscription agreement with Mr. Knight (in connection with the issuance of the Series B convertible preferred shares) as an exhibit to your registration statement.

A copy of the subscription agreement is filed as an exhibit to the current filing.

Exhibit 5.1

64.

On page 103, you disclose your belief that your common shares and preferred share will be fully paid and non-assessable upon issuance. Please tell us your basis for not opining on the legality of the common and preferred shares included with the units.

The opinion has been updated to opine on the legality of the common and preferred shares included with the Units.

Exhibit 8.1 – Legal Opinion of McGuireWoods as to certain tax matters

65.

We also note that counsel has assumed the genuineness of signatures, the authenticity of documents and conformity to original documents. Please provide a revised opinion that limits the scope of this assumption to parties other than the registrant.

The requested revisions have been added to this opinion in the current filing.

          As indicated in your letter dated September 20, 2010, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Please note that the Company is not requesting acceleration of the effective date of the pending Registration

October 20, 2010

Statement at this time but will, when such request is made, provide the acknowledgments requested in your letter dated September 20, 2010.

          We thank the staff very much for its attention to the Company’s filing and for its ongoing assistance in processing this filing.

          Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

Martin B. Richards

cc:	Yoland Crittendon, Staff Accountant
Cicely LaMothe, Accounting Branch Chief
Rochelle Plesset, Division of Investment Management
Jerard Gibson, Attorney-Advisor
Glade M. Knight
David S. McKenney
David P. Buckley
Bryan F. Peery